Filed by Valeant Pharmaceuticals International, Inc. (Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

The following letter was sent by Valeant’s CEO to Allergan’s CEO on May 30, 2014:

J. Michael Pearson	2150 St. Elzéar Blvd. West
Chairman & Chief Executive Officer	Laval, Quebec H7L 4A8 Canada
www.valeant.com

May 30, 2014

Mr. David Pyott

Chairman & CEO Allergan

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Dear Mr. Pyott,

Based on feedback from your shareholders and Pershing Square’s approach to us after our offer on May 28th that Pershing Square would be willing to give up substantial value to the other Allergan shareholders (in the manner that we describe in today’s press release) if we were to increase our merger offer for the other Allergan shareholders, we are able to make an offer under which each Allergan share would be exchanged for $72.00 in cash and 0.83 Valeant shares, based on the fully diluted number of Allergan shares outstanding. We remain willing to provide your shareholders with a CVR as previously outlined if you engage in negotiations with us to work out the exact terms.

We believe that this offer, which substantially increases the upfront cash consideration to Allergan shareholders (other than Pershing Square), is a compelling one and we once again urge you and your board of directors to engage with us.

Sincerely,

/s/ J. Michael Pearson
J. Michael Pearson
Chairman & Chief Executive Officer
cc: Allergan, Inc. Board of Directors